Exhibit C

For more information:
Ron Barden, CFO
Intersections Inc.
703.488.6810
IR@intersections.com

Intersections Inc. Reports Third Quarter 2018 Results

CHANTILLY, VA – November 9, 2018 – Intersections Inc. (NASDAQ: INTX) (the “Company”) today announced financial results for the quarter ended September 30, 2018.

•	Revenue of $37 million for the third quarter and $115 million for the nine months ended September 30, 2018.

•	$(889) thousand consolidated loss from continuing operations before income taxes for the third quarter compared to $(3.0) million loss in the third quarter of 2017.

•
$(216) thousand consolidated loss from continuing operations before income taxes for the nine months ended September 30, 2018 compared to $(15.0) million loss for the nine months ended September 30, 2017.

•	$2.7 million adjusted EBITDA for the third quarter 2018 compared to $957 thousand adjusted EBITDA for the third quarter 2017.

•	$8.8 million adjusted EBITDA for the nine months ended September 30, 2018 compared to $(777) thousand adjusted EBITDA loss for the nine months ended September 30, 2017.

•	$3.5 million cash provided by continuing operations for the nine months ended September 30, 2018 compared to cash used in continuing operations of $(1.8) for the nine months ended September 30, 2017.

“Third quarter and year-to-date 2018 consolidated income from continuing operations and adjusted EBITDA continue to show significant improvement compared to the prior year results,” said Michael R. Stanfield, Executive Chairman and President. “We were pleased to announce on October 31, 2018 that a $34 million convertible note offering was closed and that we entered into a definitive merger agreement for the acquisition of Intersections.”

Merger Agreement and Convertible Note:

As previously reported, on October 31, 2018, the Company and WC SACD One Parent, Inc. (“WC SACD”), a new joint venture entity formed by iSubscribed, WndrCo and General Catalyst, entered into a definitive merger agreement for the acquisition of the Company by WC SACD.

Under the terms of the merger agreement, a subsidiary of WC SACD will commence shortly an all-cash tender offer to acquire all of the issued and outstanding shares of Intersections for $3.68 per share. The transaction has been unanimously approved by a Special Committee of the Board of Directors of Intersections comprised of independent and disinterested directors. Certain affiliates of Intersections have agreed, subject to customary conditions, not to tender a majority of their shares in the tender offer, but to roll over such shares into an affiliate of WC SACD. Those affiliates have also entered into tender and support agreements with WC SACD pursuant to which they have, among other things, agreed to tender to WC SACD the shares of Intersections stock that they are not rolling over in the transaction. The transaction is subject to customary closing conditions, including without limitation the expiration of the applicable period under the Hart-Scott-Rodino Act and a minimum tender condition that requires the tender of more than 50% of Intersections’ outstanding shares, as well as more than 50% of Intersections’ outstanding shares held by stockholders other than directors, executive officers, and rollover participants. The transaction is not subject to any financing contingency. Following the tender offer, WC SACD will effect a second-step merger, pursuant to Section 251(h) of Delaware’s corporate law, for all remaining Intersections shares at the same per share. The transaction is expected to close during the first quarter of 2019, at which time Hari Ravichandran, the CEO and Founder of iSubscribed, is expected to assume the role of CEO of Intersections. It is also expected that shortly after the closing of the acquisition of Intersections by WC SACD, subject to certain conditions, iSubscribed will be merged into WC SACD to combine businesses with Intersections.

In connection with entry into the merger agreement, the Company entered into a note purchase and exchange agreement (the “Note Purchase Agreement”), pursuant to which WC SACD acquired Senior Secured Convertible Notes (the “Notes”) in the aggregate principal amount of $30.0 million for a purchase price in cash of $30.0 million. The Company also issued to Loeb Holding Corporation and David A. McGough (each a “Purchaser”) additional Notes in the aggregate principal amount of $4.0 million in exchange for the Bridge Notes previously issued by the Company to such Purchasers (who received payment in cash of the accrued and unpaid interest on the Bridge Notes). Approximately $14.6 million of the net proceeds from the sale of the Notes was used to repay in full the principal outstanding under Intersections’ Credit Agreement with PEAK6 Investments, L.P. and to pay related interest thereon. The Company intends to use the balance of the net proceeds for general corporate purposes. The Notes mature on October 31, 2021 and are convertible in whole or in part, together with accrued and unpaid interest with respect to the principal amount converted, into shares of the Company’s common stock and preferred stock. For additional information on the Note Purchase Agreement as well as the Agreement and Plan of Merger, please see Note 21 to the condensed consolidated financial statements on our most recent Form 10-Q.

Consolidated Third Quarter and Year-to-Date Results:

Consolidated revenue for the quarter ended September 30, 2018 was $37.5 million, compared to $39.2 million for the quarter ended September 30, 2017. Loss from continuing operations before income taxes for the quarter ended September 30, 2018 was $(889) thousand, compared to $(3.0) million for the quarter ended September 30, 2017. Adjusted EBITDA for the quarter ended September 30, 2018 was $2.7 million, compared to $957 thousand for the quarter ended September 30, 2017. Basic and diluted loss from continuing operations per share for the quarter ended September 30, 2018 was $(0.05), compared to $(0.12) for the quarter ended September 30, 2017.

Consolidated revenue for the nine months ended September 30, 2018 was $115.2 million, compared to $119.6 million for the nine months ended September 30, 2017. Loss from continuing operations before income taxes for the nine months ended September 30, 2018 was $(216) thousand, compared to $(15.0) million for the nine months ended September 30, 2017. Adjusted EBITDA (loss) for the nine months ended September 30, 2018 was $8.8 million, compared to $(777) thousand for the nine months ended September 30, 2017. Basic and diluted income (loss) from continuing operations per share for the nine months ended September 30, 2018 was $0.00, compared to $(0.63) for the nine months ended September 30, 2017.

Consolidated Third Quarter Highlights:

•
Identity Guard® subscriber revenue was $13.3 million for the quarter ended September 30, 2018, compared to $13.4 million for the quarter ended June 30, 2018 and $12.4 million for the quarter ended September 30, 2017. The Identity Guard® subscriber base was 352 thousand subscribers as of September 30, 2018, compared to 357 thousand subscribers as of June 30, 2017.

•
Revenue from U.S. financial institution clients was $18.5 million for the quarter ended September 30, 2018, compared to revenue of $18.9 million for the quarter ended June 30, 2018. Revenue decreased on average by approximately 0.6% per month during the third quarter, which the Company believes is representative of normal attrition given the discontinuation of marketing and retention efforts for this population.

•
Consolidated general and administrative expenses were $14.0 million for the quarter ended September 30, 2018, compared to $14.8 million for the quarter ended September 30, 2017. Adjusted G&A Expense was $13.1 million for the quarter ended September 30, 2018 compared to $13.0 million for the quarter ended September 30, 2017.

•
Loss from continuing operations before income taxes for the quarter ended September 30, 2018 was $(889) thousand, compared to $(597) thousand for the quarter ended June 30, 2018 and $(3.0) million for the quarter ended September 30, 2017.

•
Adjusted EBITDA for the quarter ended September 30, 2018 was $2.7 million, compared to $2.9 million for the quarter ended June 30, 2018 and $957 thousand for the quarter ended September 30, 2017. The third quarter 2018 marked the fifth consecutive quarter of positive Adjusted EBITDA.

Non-GAAP Financial Measures:

“Adjusted EBITDA (loss)” represents consolidated income (loss) from continuing operations before income taxes plus (minus): share related compensation; non-cash impairment of goodwill, intangibles and other assets; (gain) loss on sale of Captira Analytical and Habits at Work; loss on extinguishment of debt; (benefit) from change in vacation policy; depreciation and amortization; and interest expense.

“Adjusted G&A Expense” represents consolidated general and administrative expenses (plus) minus: share related compensation; and benefit from change in vacation policy.

Intersections' Consolidated Financial Statements, "Other Data" and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures and related notes can be found in the accompanying tables and footnotes to this release and in the "GAAP and Non-GAAP Measures" link under the "Investor & Media" page on our website at www.intersections.com.

Forward-Looking Statements:

This press release contains forward-looking statements in addition to historical information. When used in this press release, the words “can,” “will,” “intends,” “expects,” “believes,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements.

All statements that address activities, events or developments that Intersections expects or believes may occur in the future are forward-looking statements. These forward-looking statements may relate to such matters as business strategy, goals and expectations concerning the acquisition (including the anticipated timing of consummation of the acquisition of Intersections and of the business combination of iSubscribed), future operations, future performance or results.

The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward looking statements: (i) uncertainties as to the timing of the offer and the subsequent merger; (ii) the risk that the offer or the subsequent merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Intersections stockholders tendering their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for Intersections will be made; (v) the possibility that any or all of the various conditions to the consummation of the offer or the subsequent merger may not be satisfied or waived, including the failure to receive a tender of majority of the shares held by unaffiliated stockholders of Intersections; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require Intersections to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on Intersections’ ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from Intersections’ ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability and (x) other factors as set forth from time to time in Intersections’ filings with the Securities and Exchange Commission, including its Form 10-K for the fiscal year ended December 31, 2017 and any subsequently filed Form 10-Qs. Any forward-looking statements made by Intersections in this press release speak only as of the date hereof. Factors or events that affect the transactions or could cause Intersections’ actual results to differ may emerge from time to time, and it is not possible for Intersections to predict all of them. Intersections does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. Factors and uncertainties that may cause actual results to differ include but are not limited to the risks disclosed under “Forward-Looking Statements,” “Item 1. Business—Government Regulation” and “Item 1A. Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and in its recent other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to revise or update any forward-looking statements unless required by applicable law.

Additional Information:

The tender offer referenced in this press release has not yet commenced. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. When the tender offer is commenced, WC SACD will file with the Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO and Intersections will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and a Transaction Statement on Schedule 13E-3 will be filed with respect to Intersections. Intersections’ stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents that have yet to be filed) and the Solicitation / Recommendation Statement and the Transaction Statement because they will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation / Recommendation Statement and the Transaction Statement will be available for free at the SEC’s website at www.sec.gov. In addition, copies of these materials and other tender offer documents will be made available for free by the information agent for the tender offer.

About Intersections:

Intersections Inc. (Nasdaq: INTX) provides innovative software solutions to help consumers and businesses manage the potential risks associated with the proliferation of their data in the virtual world. Under its IDENTITY GUARD® brand, the company utilizes advanced data-enabled technologies, including artificial intelligence, to help monitor, manage and protect sensitive information. Headquartered in Chantilly, Virginia, the company was founded in 1996. To learn more, visit www.intersections.com.

Explanatory Note:

The information in the following tables is presented giving effect to the disposal of Voyce, with its historical financial results reflected as discontinued operations. Additionally, the results in the following tables have been updated to reflect an adjustment to our share based compensation expense, which is recorded in general and administrative expenses on our condensed consolidated statements of operations. For additional information, please see "—Basis of Presentation and Consolidation" as well as “—Revision to Previously Issued Financial Statements” in Note 2 of our most recent Form 10-Q.

INTERSECTIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
REVENUE:	$37,485	$39,248	$115,182	$119,631
OPERATING EXPENSES:
Marketing	631	2,682	2,455	9,294
Commission	8,743	9,462	26,949	28,966
Cost of revenue	12,481	13,126	37,284	39,694
General and administrative	14,038	14,827	41,675	49,169
Loss on dispositions of Captira and Habits at Work	—	—	—	106
Depreciation	1,587	1,378	4,604	3,966
Amortization	20	29	118	123
Total operating expenses	37,500	41,504	113,085	131,318
LOSS (INCOME) FROM OPERATIONS	(15)	(2,256)	2,097	(11,687)
Interest expense, net	(930)	(701)	(2,284)	(1,895)
Loss on extinguishment of debt	—	—	—	(1,525)
Other income (expense), net	56	(3)	(29)	133
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(889)	(2,960)	(216)	(14,974)
Income tax (expense) benefit	(220)	(6)	303	23
(LOSS) INCOME FROM CONTINUING OPERATIONS	(1,109)	(2,966)	87	(14,951)
Loss from discontinued operations, net of tax	—	(1,030)	—	(2,449)
NET (LOSS) INCOME	$(1,109)	$(3,996)	$87	$(17,400)
Basic (loss) earnings per common share:
From continuing operations	$(0.05)	$(0.12)	$—	$(0.63)
From discontinued operations	—	(0.05)	—	(0.10)
Basic net (loss) income per common share	$(0.05)	$(0.17)	$—	$(0.73)
Diluted (loss) earnings per common share:
From continuing operations	$(0.05)	$(0.12)	$—	$(0.63)
From discontinued operations	—	(0.05)	—	(0.10)
Diluted net (loss) income per common share:	$(0.05)	$(0.17)	$—	$(0.73)
Weighted average common shares outstanding—basic	24,395	23,953	24,306	23,818
Weighted average common shares outstanding—diluted	24,395	23,953	24,687	23,818

INTERSECTIONS INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	September 30, 2018	December 31, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,789	$8,502
Accounts receivable, net of allowance for doubtful accounts of $67 (2018) and $34 (2017)	6,147	8,225
Contract assets	638	—
Prepaid expenses and other current assets	3,783	3,232
Income tax receivable	1,301	2,545
Deferred subscription solicitation and commission costs	—	1,655
Total current assets	17,658	24,159
PROPERTY AND EQUIPMENT, net	8,509	11,040
GOODWILL	9,763	9,763
INTANGIBLE ASSETS, net	180	58
CONTRACT COSTS	380	—
OTHER ASSETS	1,246	1,459
TOTAL ASSETS	$37,736	$46,479
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,746	$3,498
Accrued expenses and other current liabilities	8,538	8,533
Accrued payroll and employee benefits	552	1,501
Commissions payable	356	141
Capital leases, current portion	328	423
Contract liabilities, current	4,075	7,759
Total current liabilities	16,595	21,855
LONG-TERM DEBT, net	18,235	20,736
OBLIGATIONS UNDER CAPITAL LEASES, non-current	121	392
OTHER LONG-TERM LIABILITIES	1,711	2,895
DEFERRED TAX LIABILITY, net	219	7
TOTAL LIABILITIES	36,881	45,885
COMMITMENTS AND CONTINGENCIES (see Notes 14 and 16)
STOCKHOLDERS’ EQUITY:
Common stock at $0.01 par value, shares authorized 50,000; shares issued 28,504 (2018) and 28,194 (2017); shares outstanding 24,397 (2018) and 24,102 (2017)	285	282
Additional paid-in capital	152,063	150,305
Warrants	2,840	2,840
Treasury stock, shares at cost; 4,107 (2018) and 4,092 (2017)	(35,781)	(35,745)
Accumulated deficit	(118,552)	(117,088)
TOTAL STOCKHOLDERS’ EQUITY	855	594
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$37,736	$46,479

INTERSECTIONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended September 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$87	$(17,400)
Less: loss from discontinued operations, net of tax	—	(2,449)
Income (loss) from continuing operations	87	(14,951)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	4,722	4,089
Deferred income tax, net	213	—
Amortization of debt issuance costs	159	184
Accretion of debt discount	364	66
Provision for doubtful accounts	34	(15)
Share based compensation	1,979	6,582
Amortization of deferred subscription solicitation costs	—	8,482
Amortization of contract costs	646	—
Loss on dispositions of Captira Analytical and Habits at Work	—	106
Loss on extinguishment of debt	—	1,525
Changes in assets and liabilities:
Accounts receivable	1,583	1,483
Contract assets	(1,537)	—
Prepaid expenses, other current assets and other assets	(139)	(412)
Income tax receivable, net	1,243	766
Deferred subscription solicitation and commission costs	—	(6,336)
Contract costs	(704)	—
Accounts payable and accrued liabilities	(1,620)	(677)
Commissions payable	(3)	29
Contract liabilities, current	(2,323)	(2,411)
Other long-term liabilities	(1,184)	(329)
Cash flows provided by (used in) continuing operations	3,520	(1,819)
Cash flows used in discontinued operations	—	(2,313)
Net cash provided by (used in) operating activities	3,520	(4,132)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash paid for the disposition of Captira Analytical	—	(315)
Decrease in restricted cash	—	115
Cash paid for withholding tax on vesting of RSUs in exchange for promissory note	—	(130)
Acquisition of property and equipment	(2,265)	(3,964)
Cash flows used in continuing operations	(2,265)	(4,294)
Cash flows provided by discontinued operations	—	4
Net cash used in investing activities	(2,265)	(4,290)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt	4,000	20,000
Repayments of debt (including fees of $45 thousand in 2018)	(7,135)	(13,920)
Repurchase of common stock	—	(1,510)
Proceeds from issuance of warrants	—	1,500
Cash paid for debt and equity issuance costs	(212)	(323)
Capital lease payments	(366)	(411)
Withholding tax payment on vesting of restricted stock units	(255)	(1,122)
Cash flows (used in) provided by financing activities	(3,968)	4,214
DECREASE IN CASH AND CASH EQUIVALENTS	(2,713)	(4,208)
CASH AND CASH EQUIVALENTS — Beginning of period	8,502	10,857
Cash reclassified to assets held for sale at beginning of period	—	321
CASH AND CASH EQUIVALENTS — end of period	$5,789	$6,970

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:
Equipment obtained under capital lease, including acquisition costs	$—	$40
Equipment additions accrued but not paid	$128	$209
Intangible asset placed in service but paid in prior year	$240	$—
Shares withheld in lieu of withholding taxes on vesting of restricted stock awards	$—	$117
Debt issuance costs accrued but not paid	$45	$—
Right of use asset obtained under financing arrangement	$249	$—

INTERSECTIONS INC.
OTHER DATA
(in thousands)
(unaudited)

Revenue

The following tables provide comparative details of our revenue information for the quarters ended September 30, 2018, June 31, 2018 and September 30, 2017, and for the nine months ended September 30, 2018 and 2017:

	Quarter Ended
	September 30, 2018	June 30, 2018	Change	September 30, 2017	Change
Identity Guard® Services (1)	$13,270	$13,393	(0.9)%	$12,396	7.1%
Canadian business	3,261	3,166	3.0%	3,405	(4.2)%
U.S. financial institutions	18,527	18,855	(1.7)%	20,774	(10.8)%
Breach services & other (1)	926	1,680	(44.9)%	1,270	(27.1)%
Personal Information Services revenue	35,984	37,094	(3.0)%	37,845	(4.9)%
Other business units	1,501	1,525	(1.6)%	1,403	7.0%
Consolidated revenue	$37,485	$38,619	(2.9)%	$39,248	(4.5)%

	Nine Months Ended September 30,
	2018	2017	Change
Identity Guard® (1)	$40,178	$36,889	8.9%
Canadian business	9,658	9,684	(0.3)%
U.S. financial institutions	56,941	64,042	(11.1)%
Breach services & other (1)	3,874	4,217	(8.1)%
Personal Information Services revenue	110,651	114,832	(3.6)%
Other business units	4,531	4,799	(5.6)%
Consolidated revenue	$115,182	$119,631	(3.7)%

——————————————————
(1)
We periodically refine the criteria used to calculate and report our subscriber data. In 2017, we determined that certain subscribers who receive our breach response services should no longer be included in the presentation of Identity Guard® Services subscribers or revenue due to the nonrecurring nature of our breach response services. For comparability, all periods presented have been recast to reflect this change in subscribers and revenue.

INTERSECTIONS INC.
OTHER DATA, continued
(in thousands)
(unaudited)

Personal Information Services Segment Subscribers

The following tables provide details of our Personal Information Services segment subscriber information for the three and nine months ended September 30, 2018:

	Financial Institution	Identity Guard® Services (1)	Canadian Business Lines (2)	Total
Balance at June 30, 2018	580	357	159	1,096
Additions	—	14	37	51
Cancellations	(15)	(19)	(23)	(57)
Balance at September 30, 2018	565	352	173	1,090

	Financial Institution	Identity Guard® Services (1)	Canadian Business Lines (2)	Total
Balance at December 31, 2017	620	359	161	1,140
Additions	—	51	87	138
Cancellations	(55)	(58)	(75)	(188)
Balance at September 30, 2018	565	352	173	1,090

——————————————————
(1)
We periodically refine the criteria used to calculate and report our subscriber data. In 2017, we determined that certain subscribers who receive our breach response services should no longer be included in the presentation of Identity Guard® Services subscribers or revenue due to the nonrecurring nature of our breach response services. For comparability, all periods presented have been recast to reflect this change in subscribers and revenue.

(2)	Under our collaborative marketing arrangement, we recognize half of all the revenue earned from the Canadian Business subscribers reported above.

INTERSECTIONS INC.
OTHER DATA, continued
(unaudited)

Intersections Inc.
Reconciliation of Non-GAAP Financial Measures

The tables below include financial information prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), as well as other financial measures referred to as non-GAAP financial measures. Adjusted EBITDA and Adjusted G&A Expense (as defined below) are presented in a manner consistent with the way management evaluates operating results and which management believes is useful to investors and others. Share related compensation includes non-cash share based compensation. An explanation regarding the Company’s use of non-GAAP financial measures and a reconciliation of non-GAAP financial measures used by the Company to GAAP measures is provided below. These non-GAAP financial measures should be considered in addition to, but not as a substitute for, net income (loss), general and administrative expense, and the other information prepared in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies. Management strongly encourages shareholders to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBITDA represents consolidated (loss) income from continuing operations before income taxes plus (minus): share related compensation; non-cash impairment of goodwill, intangibles and other assets; (gain) loss on sale of Captira Analytical and Habits at Work; loss on extinguishment of debt; (benefit) from change in vacation policy; depreciation and amortization; and interest expense. We believe that the consolidated Adjusted EBITDA calculation provides useful information to investors because they are indicators of our operating performance, and we use these measures in communications with our board of directors, creditors, investors and others concerning our financial performance. Adjusted EBITDA is commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within our industry. Our Board of Directors and management use Adjusted EBITDA to evaluate the operating performance of the Company. In addition, consolidated Adjusted EBITDA, as defined in our Credit Agreement with PEAK6 Investments, L.P., as amended, is used to measure covenant compliance.

We provide this information to show the impact of share related compensation on our operating results, as it is excluded from our internal operating and budgeting plans and measurements of financial performance; however, we do consider the dilutive impact to our shareholders when awarding share related compensation and consider both the Black-Scholes value and GAAP value (to the extent applicable) in connection therewith, and value such awards accordingly.

INTERSECTIONS INC.
OTHER DATA, continued
(unaudited)

We do not consider share related compensation charges when we evaluate the performance of our individual business groups or formulate our short and long-term operating plans. Due to its nature, individual managers generally are unable to project the impact of share related compensation and accordingly we do not hold them accountable for the impact of equity award grants. When we consider making share related compensation grants, we primarily take into account the need to attract and retain high quality employees, overall shareholder dilution and the Black-Scholes values of the equity grant to the recipient, rather than the potential accounting charges associated with such grants. For comparability purposes, we believe it is useful to provide a non-GAAP financial measure that excludes share related compensation in order to better understand the long-term performance of our core business and to compare our results to the results of our peer companies because of varying available valuation methodologies and the variety of award types that companies can use under GAAP. Furthermore, the value of share related compensation is determined using a complex formula that incorporates factors, such as market volatility, that are beyond our control. Accordingly, we believe that the presentation of Adjusted EBITDA when read in conjunction with our reported GAAP results can provide useful supplemental information to our management, to investors and to our lenders regarding financial and business trends relating to our financial condition and results of operations.

Adjusted EBITDA has limitations due to the fact it does not include all compensation related expenses. For example, if we only paid cash based compensation as opposed to a portion in share related compensation, the cash compensation expense included in our general and administrative expenses would be higher. We compensate for this limitation by providing information required by GAAP about outstanding share based awards in the footnotes to our financial statements in our SEC filings. We believe equity based compensation is an important element of our compensation program and all forms of share related awards are valued and included as appropriate in our operating results.
Adjusted G&A Expense represents consolidated general and administrative expenses (plus) minus: share related compensation; and benefit from change in vacation policy. We believe that the consolidated Adjusted G&A Expense calculation provides useful information to investors because they are indicators of our operating performance, and we use these measures in communications with our board of directors, creditors, investors and others concerning our financial performance.

The following tables reconcile 1) consolidated income (loss) from continuing operations before income taxes to Adjusted EBITDA, and 2) consolidated general and administrative expenses to Adjusted G&A Expense for the previous seven quarters through September 30, 2018. The information in the following tables is presented giving effect to the disposal of Voyce, with its historical financial results reflected as discontinued operations. We made adjustments to our historical financial results for certain costs and overhead allocations to either discontinued or continuing operations for the year ended December 31, 2017; for additional information, please see "Note 2 — Basis of Presentation and Consolidation" in our most recent Form 10-Q. In managing our business, we analyze our performance quarterly on a consolidated income (loss) before income tax basis.

INTERSECTIONS INC.
OTHER DATA, continued
(in thousands, unaudited)

Consolidated Adjusted EBITDA (as recast and revised):

	2018 Quarter Ended			2017 Quarter Ended
	September 30	June 30	March 31	December 31	September 30	June 30	March 31
Reconciliation from consolidated (loss) income from continuing operations before income taxes to consolidated Adjusted EBITDA:
Consolidated (loss) income from continuing operations before income taxes (1)	$(889)	$(597)	$1,270	$1,270	$(2,960)	$(7,765)	$(4,249)
Non-cash share based compensation (1)	960	1,015	4	1,948	1,809	3,676	1,097
Impairment of goodwill, intangibles and other assets	64	—	—	—	—	(86)	86
(Gain) loss on sales of Captira Analytical and Habits at Work	—	—	—	—	—	(24)	130
Loss on extinguishment of debt	—	—	—	—	—	1,525	—
Benefit from change in vacation policy	—	—	—	(1,113)	—	—	—
Depreciation and amortization	1,607	1,613	1,502	1,548	1,407	1,335	1,347
Interest expense, net	930	823	531	332	701	603	591
Consolidated Adjusted EBITDA	$2,672	$2,854	$3,307	$3,985	$957	$(736)	$(998)

	Nine Months Ended September 30,
	2018	2017
Reconciliation from consolidated income (loss) from continuing operations before income taxes to consolidated Adjusted EBITDA:
Consolidated income (loss) from continuing operations before income taxes	$(216)	$(14,974)
Non-cash share based compensation	1,979	6,582
Impairment of goodwill, intangibles and other assets	64	—
Loss on sales of Captira Analytical and Habits at Work	—	106
Loss on extinguishment of debt	—	1,525
Benefit from change in vacation policy	—	—
Depreciation and amortization	4,722	4,089
Interest expense, net	2,284	1,895
Consolidated Adjusted EBITDA	$8,833	$(777)
Consolidated Revenue from Continuing Operations	$115,182	$119,631
Consolidated Adjusted EBITDA % of Revenue	7.7%	(0.6)%

Note (1): The results of operations for the year ended December 31, 2017 have been recast to show the effects of our discontinued operations and to reflect an adjustment to our share based compensation expense. For additional information, please see Note 21 to our consolidated financial statements in our most recent Form 10-K.

INTERSECTIONS INC.
OTHER DATA, continued
(in thousands, unaudited)

Consolidated Adjusted G&A Expense (as recast and revised):

	2018 Quarter Ended			2017 Quarter Ended
	September 30	June 30	March 31	December 31	September 30	June 30	March 31
Reconciliation from consolidated general and administrative expenses to Adjusted G&A Expense:
Consolidated general and administrative expenses (1)	$14,038	$14,510	$13,127	$13,361	$14,827	$17,961	$16,381
Non-cash share based compensation (1)	(960)	(1,015)	(4)	(1,948)	(1,809)	(3,676)	(1,097)
Benefit from change in vacation policy	—	—	—	1,113	—	—	—
Adjusted G&A Expense	$13,078	$13,495	$13,123	$12,526	$13,018	$14,285	$15,284

	Year Ended December 31,
	2018	2017
Reconciliation from consolidated general and administrative expenses to Adjusted G&A Expense:
Consolidated general and administrative expenses	$41,675	$49,169
Non-cash share based compensation	(1,979)	(6,582)
Benefit from change in vacation policy	—	—
Adjusted G&A Expense	$39,696	$42,587

Note (1): The results of operations for the year ended December 31, 2017 have been recast to show the effects of our discontinued operations and to reflect an adjustment to our share based compensation expense. For additional information, please see Note 21 to our consolidated financial statements in our most recent Form 10-K.